SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON increases 2010 guidance
- Strong market dynamics and positive USD/EUR exchange rate -
- Continued revenue growth -
- Strong order demand continues -
- Increasing volumes and operating leverage driving profitability -

Aachen, Germany, July 29, 2010 - AIXTRON AG (FSE: AIXA; NASDAQ: AIXG), worldwide leading provider of deposition equipment to the semiconductor industry, today announced the consolidated financial results for the first half of 2010.

Key Financials
	2010	2009	+/-	2010	2009	+/-
(in EUR million)	H1	H1%		Q2	Q2%
Revenues	346.3	102.9	237	191.8	56.7	238
Gross profit	183.9	44.5	313	105.9	23.5	351
Gross margin	53%	43%	10 pp	55%	41%	14 pp
Operating result (EBIT)	106.9	12.3	769	60.6	4.7	1189
EBIT margin	31%	12%	19 pp	32%	8%	24 pp
Net result	74.1	8.8	742	42.3	3.3	1182
Net result margin	21%	9%	12 pp	22%	6%	16 pp
Net result per share - basic (EUR)	0.74	0.10	640	0.42	0.04	950
Net result per share - diluted (EUR)	0.73	0.10	630	0.42	0.04	950
Equipment order intake	343.9	89.1	286	175.4	57.8	203
Equipment order backlog (end of period)	250.0	109.4	129	250.0	109.4	129

Financial Highlights
Continuing healthy demand, beneficial volume effects, and a stronger US Dollar have all contributed to the positive business performance in H1/2010. The gross margin in H1/2010 was 10 percentage points higher at 53% compared to H1/2009. The H1/2010 operating result increased year on year by 769% to EUR 106.9m with a 19 percentage points higher EBIT margin of 31%, leading to a net result of EUR 74.1m or 21% return on sales. The H1/2010 net income was 742% up year on year.

Q2/2010 saw a continuation of the positive growth trend in revenues and profitability seen in prior quarters. Supported by ongoing high system demand, mainly fuelled by High Brightness LED backlighting and lighting applications and positively influenced by the stronger US Dollar, Q2/2010 revenues increased by 24% over the first quarter from EUR 154.5m to EUR 191.8m. The quarterly gross margin significantly improved sequentially by 5 percentage points from 50% in Q1/2010 to 55% in Q2/2010. Despite some offsetting effects on operating margin from currency hedging and translation expenses, the operating result sequentially increased by 31% to EUR 60.6m in Q2/2010 to result in an EBIT margin of 32%. The net income improved by 33% over Q1/2010 from EUR 31.8m to EUR 42.3m or 22% of sales.

In line with Management expectations; equipment orders continued to be recorded on a very high level (Q1/2010 EUR 168.5m; Q2/2010 EUR 175.4m) continuing the strong demand trend previously predicted. Approximately 8% of the LED system orders recorded in H1/2010 were for our new generation systems, launched in Q1/2010.

Management Review
Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'We are unquestionably enjoying a very healthy period of growth, mainly driven by the current and anticipated demand coming from higher LED penetration and emerging LED applications.

It seems clear to me that a combination of the positive volume and performance effect the backlighting applications have had on LED industry yields and efficiencies and the sustained government subsidies we are now seeing, are creating tangible momentum in the development of Solid State Lighting applications. This is an early and very encouraging development.

The macro perspective is that the industry is clearly moving from a technical niche market to a more sustainable and larger commodity market, and this development is already having a corresponding effect on the expectations of customers who are demanding, better performing products with better cost of ownership, which in turn is driving shorter product cycles and for us; increased R&D investments.

We are, I believe, fully prepared and ready at AIXTRON for the type of exciting opportunities we will see emerging over the next 3 to 5 years.'

Outlook
Reflecting the current healthy climate, and the recently positive USD/EUR exchange rate development, the Executive Board has raised the 2010 full year guidance to ca. EUR 750m revenues and 33% EBIT.

Financial Tables
The H1/2010 results presentation as well as all consolidated financial statements (income statement, statement of other comprehensive income, statement of financial position, statement of cash-flows, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors/Reports/Presentations', as part of AIXTRON's Half-Year Financial Report for the first half of 2010.

Investor Conference Call
AIXTRON will host a financial analyst and investor conference call on Thursday, July 29, 2010, 3:00 p.m. CEST (6:00 a.m. PDT, 09:00 a.m. EDT) to review the H1/2010 results.

From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247 501-891 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors/Reports/Presentations', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6;
NASDAQ: AIXG, ISIN: US0096061041), please consult our website at:
www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	July 29, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO